UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                            KINDRED HEALTHCARE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
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                         (Title of Class of Securities)

                                    494580103
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                                 (CUSIP Number)

                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       299 Park Avenue                               Lowenstein Sandler PC
       22nd Floor                                    65 Livingston Avenue
       New York, New York  10171                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 494580103
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      1,622,721*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      9.1%*

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  14)  Type of Reporting Person (See Instructions):     IA, IN

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*  Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"),  is the holder of 20,225 shares of the common stock, par value $0.25 per share (the "Shares"), of Kindred Healthcare, Inc. (the "Company"), Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), is the holder of 294,384 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 873,486 Shares and various other private investment funds (the "Funds") own in the aggregate
434,626 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, Institutional, International and the Funds. Thus, for the purposes of Reg.
Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,622,721 Shares, or 9.1% of those deemed issued and outstanding. See Item 5 of this Amendment No. 5 to Schedule 13D for further information.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and the investment manager for Cerberus Institutional, L.P., a Delaware limited partnership ("Institutional"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and various other private investment funds (the "Funds"). Cerberus, Institutional, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, as of July 31, 2003 there were 17,862,454 Shares issued and outstanding. As of September 10, 2003, Cerberus is the holder of 20,225 Shares, Institutional is the holder of 294,384 Shares, International is the holder of 873,486 Shares and the Funds in the aggregate hold 434,626 Shares. Mr. Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, Institutional, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,622,721 Shares, or 9.1% of those deemed issued and outstanding.

          The following table details the transactions for the sixty days prior to September 10, 2003, in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   August 18, 2003                    1,300                      $29.16
   September 9, 2003                    900                      $31.79
   September 10, 2003                 1,850                      $31.69



                                II. Institutional
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   August 18, 2003                   17,900                      $29.16
   September 9, 2003                 13,000                      $31.79
   September 10, 2003                27,600                      $31.69



                               III. International
                               ------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   August 18, 2003                   54,000                      $29.16
   September 9, 2003                 39,000                      $31.79
   September 10, 2003                80,250                      $31.69

                                  IV. The Funds
                                  -------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   August 18, 2003                   26,800                      $29.16
   September 9, 2003                 19,200                      $31.79
   September 10, 2003                39,300                      $31.69

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 11, 2003


                                          /s/ Stephen Feinberg
                                          --------------------------------------
                                          Stephen  Feinberg,  in   his  capacity
                                          as  the  managing  member of  Cerberus
                                          Associates,   L.L.C.,    the   general
                                          partner of  Cerberus  Partners,  L.P.,
                                          and   the   investment   manager   for
                                          Cerberus Institutional Partners, L.P.,
                                          Cerberus  International, Ltd. and  the
                                          Funds



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).